Joseph C. Theis, Jr. 617.570.1928 jtheis@goodwinprocter.com	Goodwin Procter LLP Counsellors at Law Exchange Place Boston, MA 02109 T: 617.570.1000 F: 617.523.1231

September 6, 2012

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Matthew Crispino

Re:	FleetMatics Group Limited

Registration Statement on Form F-1

Filed on August 20, 2012

CIK No. 0001526160

Dear Mr. Crispino:

On behalf of FleetMatics Group Limited (the “Company”), in response to discussions (the “Discussions”) on August 29, 2012 with Matthew Crispino of the staff of the U.S. Securities and Exchange Commission (the “Staff”), the Company advises the Staff in connection with the Staff’s comments to the Registration Statement on Form F-1 (File No. 333-183441) (the “Registration Statement”) originally filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”) on August 20, 2012 as follows:

1. The Company has filed as CORRESP the following: (i) the letter dated May 17, 2012 addressed to the Staff from Kenneth J. Gordon of Goodwin Procter LLP, the Company’s counsel, accompanying the Company’s confidential submission of a draft of the Registration Statement and (ii) the letter dated July 11, 2012 addressed to the Staff from Joseph C. Theis, Jr. of Goodwin Procter LLP, the Company’s counsel, containing the Company’s responses to certain comments of the Staff.

2. As noted in the Discussions, Fleetmatics Investor Holdings, L.P. (“FIH”) acquired shares of the Company’s capital stock in private placement transactions on July 8, 2008, July 30, 2010 and November 23, 2010 and is affiliated with a broker-dealer. The Company respectfully confirms to the Staff that, based on information certified to us by FIH, FIH acquired such shares in the ordinary course of business for investment purposes without a view to resell or distribute such shares.

Ms. Crispino

United States Securities and Exchange Commission

September 6, 2012

If you should have any questions concerning the enclosed matters, please contact the undersigned at (617) 570-1928.

Sincerely,

/s/ Joseph C. Theis, Jr.

Joseph C. Theis, Jr.

cc:	Jim Travers, FleetMatics Group Limited

Steve Lifshatz, FleetMatics Group Limited

Kenneth J. Gordon, Esq., Goodwin Procter LLP

2